     As filed with the Securities and Exchange Commission on August 26, 2002
                                                      Registration No. 333-92208


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        --------------------------------

                                 AMENDMENT NO. 1
                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                        --------------------------------
                          ATLAS PIPELINE PARTNERS, L.P.
             (Exact Name of Registrant as Specified in its Charter)

         Delaware                                  4922                            23-3011077
(State or other jurisdiction of         (Primary Standard Industrial            (I.R.S. Employer
incorporation or organization)           Classification Code Number)            Identification No.)


                                 311 Rouser Road
                        Moon Township, Pennsylvania 15108
                                 (412) 262-2830
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive office)

                               Michael L. Staines
                         Atlas Pipeline Partners GP, LLC
                               1845 Walnut Street
                        Philadelphia, Pennsylvania 19103
                                 (215) 546-5005
   (Address, including zip code, and telephone number, including area code, of agent for service)

                    Please send copies of communications to:

                               Lisa A. Ernst, Esq.
                            Ledgewood Law Firm, P.C.
                               1521 Locust Street
                        Philadelphia, Pennsylvania 19102
                                 (215) 731-9450


         Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /



         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.


                  Subject to Completion, Dated August 26, 2002


                          ATLAS PIPELINE PARTNERS, L.P.

                              108,159 Common Units

                     Representing Limited Partner Interests

         We issued an aggregate of 121,159 of our common units in private placements in January and March 2001. This prospectus relates to up to 108,159 of our common units that the selling unitholders named in the section entitled "Selling Unitholders" of this prospectus may from time to time offer and sell through public or private transactions, on or off the American Stock Exchange, at prevailing market prices or at privately negotiated prices. The selling unitholders may elect to sell all, a portion or none of the common units offered hereby. We are registering these common units for resale pursuant to our contractual obligations to the selling unitholders. We will not receive any of the proceeds from the sale of these common units.


         Our common units are quoted on the American Stock Exchange under the symbol "APL." On August 22, 2002, the last reported closing price of the common units was $23.74.


         You should read "Risk Factors" incorporated by reference into this prospectus from our Form 10-K for the fiscal year ended December 31, 2001 for a discussion of important factors that you should consider before buying common units.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                The date of this prospectus is ___________, 2002

                                   OUR COMPANY

General

         We were formed in 1999 to acquire, own and operate intrastate natural gas pipeline gathering systems in Eastern Ohio, Western Pennsylvania and Western New York formerly owned by Atlas America and its affiliates, all of which are subsidiaries of Resource America. As of December 31, 2001, our gathering systems, in the aggregate, consisted of over 1,300 miles of intrastate pipelines, including approximately 300 miles of intrastate pipelines we constructed or acquired during the year ended December 31, 2001. Our gathering systems served approximately 4,000 wells at December 31, 2001 with an average daily throughput for the year then ended of 46,918 thousand cubic feet, or mcf, of natural gas. Our gathering systems provide a means through which well owners and operators can transport the natural gas produced by their wells to public utility pipelines for delivery to customers. To a significantly lesser extent, our gathering systems transport their natural gas directly to customers. During the year ended December 31, 2001, the gathering systems transported 17.1 billion cubic feet, or bcf, of natural gas.

         Our gathering systems currently connect with public utility pipelines operated by Peoples Natural Gas Company, National Fuel Gas Supply, Tennessee Gas Pipeline Company, National Fuel Gas Distribution Company, East Ohio Gas Company, Columbia of Ohio, Consolidated Natural Gas Co., Texas Eastern Pipeline and Columbia Gas Transmission Corp. Public utility pipelines charge transportation fees to the person having title to the natural gas being transported, typically either the well owner, an intermediate purchaser such as a natural gas distribution company, or a final purchaser. We do not have title to the natural gas gathered and delivered by us and, accordingly, do not pay transportation fees charged by public utility pipelines. We do not engage in storage or gas marketing programs, nor do we engage in the purchase and resale for our own account of natural gas transported through our gathering systems. We do not transport any oil produced by wells connected to the gathering systems.

         Our principal executive offices are located at 311 Rouser Road, Moon Township, Pennsylvania 15108 and our telephone number is (412) 262-2830.

Recent Developments


         On January 18, 2002, we entered into an agreement to acquire substantially all of the equity interest in Triton Coal Company, L.P. from New Vulcan Coal Holdings, L.L.C. and Vulcan Intermediary, L.L.C. On July 31, 2002, we announced that we had terminated the agreement to acquire Triton. The related purchase agreement for the sale of the interests held by Atlas America, Inc. in our general partner also terminated.

                         DESCRIPTION OF OUR COMMON UNITS

The Units


         The common units represent limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units and subordinated units to partnership distributions, together with a description of the circumstances under which subordinated units may convert into common units, see "Our Partnership Agreement--Cash Distribution Policy" and "--Description of Subordinated Units." For a description of the rights and privileges of limited partners under our partnership agreement, see "Our Partnership Agreement."


Transfer Agent and Registrar

         Duties. American Stock Transfer and Trust Company is our registrar and transfer agent for the common units. We pay all fees charged by the transfer agent for transfers of common units, except that the following fees must be paid by unitholders:

         o surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges,

         o special charges for services requested by a holder of a common unit, and

         o  other similar fees or charges.

There is no charge to unitholders for disbursements of cash distributions.

         We will indemnify the transfer agent, its agents and each of their particular shareholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted in its capacity as our transfer agent, except for any liability due to any negligence, gross negligence, bad faith or intentional misconduct of the indemnified person or entity.

         Resignation or Removal. The transfer agent may at any time resign by notice to us or be removed by us. The resignation or removal of the transfer agent becomes effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If we do not appoint a successor within 30 days after resignation or removal of the previous transfer agent, our general partner will act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

         The transfer agent will not record a transfer of common units, and we will not recognize the transfer, unless the transferee executes and delivers a transfer application. The form of transfer application appears on the reverse side of the certificates representing the common units. By executing and delivering a transfer application, the transferee of common units:

         o becomes the record holder of the common units and is an assignee until admitted as a substituted limited partner,

         o  automatically requests admission as a substituted limited partner,

         o agrees to be bound by the terms and conditions of our partnership agreement,

         o represents that the transferee has the capacity, power and authority to enter into our partnership agreement,

         o grants powers of attorneys to officers of the general partner and our liquidator, as specified in our partnership agreement, and

         o makes the consents and waivers contained in our partnership agreement.

         An assignee will become a substituted limited partner as to the transferred common units upon the consent of our general partner and the recordation of the name of the assignee on our books and records. Our general partner may withhold its consent in its sole discretion.

         A transferees' broker, agent or nominee may complete, execute and deliver the transfer applications to any assignment. We are entitled to treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder's rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

         Common units are securities and are transferable according to the laws governing transfer of securities. In addition to the rights acquired upon transfer, the transferor gives the transferee the right to request admission as a substituted limited partner. A purchaser or transferee of common units who does not execute and deliver a transfer application will have only

         o the right to assign the common units to a purchaser or other transferee and

         o the right to transfer the right to seek admission as a substituted limited partner.

Thus, a purchaser or transferee of common units who does not execute and deliver a transfer application will not receive

         o cash distributions or federal income tax allocations unless the common units are held in a nominee or "street name" account and the nominee or broker has executed and delivered a transfer application and

         o may not receive federal income tax information or reports furnished to record holders of common units.

         The transferor of common units must provide the transferee with all information necessary to transfer the common units. The transferor will not be required to insure the execution of the transfer application by the transferee and will have no liability or responsibility if the transferee neglects or chooses not to execute and forward the transfer application to the transfer agent. See "Our Partnership Agreement--Status as Limited Partner or Assignee."

         Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations, even if either of us has notice of an attempted transfer.

                            OUR PARTNERSHIP AGREEMENT

         The following is a summary of our current partnership agreement. Our partnership agreement will be substantially amended in the Triton acquisition occurs.

Organization and Duration

         We were formed in May 1999. We will dissolve on December 31, 2098, unless sooner dissolved under the terms of our partnership agreement.

Purpose

         Our purpose under our partnership agreement is limited to serving as the limited partner of our operating partnership and engaging in any business activity that may be engaged in by our operating partnership or that is approved by our general partner. The operating partnership agreement provides that our operating partnership may, directly or indirectly, engage in:

         o operations as conducted on February 2, 2000, including the ownership and operation of the gathering systems formerly owned, by Atlas America, Inc., Resource Energy, Inc. and Viking Resources Corporation and their affiliates;

         o any other activity approved by our general partner, but only to the extent that our general partner reasonably determines that, as of the date of the acquisition or commencement of the activity, the activity generates "qualifying income" as that term is defined in
            Section 7704 of the Internal Revenue Code; or

         o  any activity that enhances the operations described above.

Description of the Subordinated Units

         The subordinated units are a separate class of interest and the rights of holders to participate in distributions to partners differ from, and are subordinated to, the rights of the holders of common units. For any given quarter, any available cash is first distributed to our general partner and to the holders of common units, plus any arrearages on the common units, and then distributed to the holders of subordinated units.

         Conversion of Subordinated Units. The subordination period will extend until the first day of any quarter beginning after December 31, 2004 that each of the following three events occurs:

         o distributions of available cash from operating surplus on the common units and the subordinated units equal or exceed the sum of the minimum quarterly distributions on all of the outstanding common units and the subordinated units for each of the 12 consecutive quarters immediately preceding that date;

         o the adjusted operating surplus generated during each of the 12 immediately preceding quarters equals or exceeds the sum of the minimum quarterly distributions on all of the outstanding common units and the subordinated units during those periods on a fully diluted basis and the related distributions on the general partner interests during those periods; and

         o there are no arrearages in the payment of the minimum quarterly distribution on the common units.

         Once the subordination period ends, all remaining subordinated units will convert into common units on a one-for-one basis and will participate, pro rata, with the other common units in distributions of available cash.

         Limited Voting Rights. Holders of subordinated units generally vote as a class separate from the holders of common units and have similarly limited voting rights. During the subordination period, common units and subordinated units will vote separately as a class on the following matters:

         o  a sale or exchange of all or substantially all of our assets;

         o  our dissolution or reconstitution;

         o  our merger;

         o termination or material modification of the omnibus agreement, master natural gas gathering agreement or distribution support agreement; and

         o substantive amendments to our partnership agreement, including any amendment that would cause us to become taxable as a corporation.

         Only the common units are entitled to vote on approval of the removal or voluntary withdrawal of our general partner or the transfer by our general partner of its general partner interest or incentive distribution rights during the subordination period, except that our general partner may transfer all of its general partner interest and incentive distribution rights to an affiliate or in connection with a merger of our general partner without approval of the common unitholders. Removal of our general partner requires a two-thirds vote of all outstanding common units, excluding those held by our general partner and its affiliates. Our partnership agreement permits our general partner generally to make amendments to it that do not materially adversely affect unitholders without the approval of any unitholders.

Cash Distribution Policy

         Quarterly Distributions of Available Cash. Our operating partnership is required under the terms of the operating partnership agreement to distribute to us, within 45 days of the end of each fiscal quarter, all of its available cash for that quarter. We, in turn, distribute to our partners all of the available cash received from our operating partnership for that quarter.

         Available cash generally means, for any of our fiscal quarters, all cash on hand at the end of the quarter less cash reserves that our general partner determines are appropriate to provide for our operating costs, including potential acquisitions, and to provide funds for distributions to the partners for any one or more of the next four quarters. We generally make distributions of all available cash within 45 days after the end of each quarter to holders of record on the applicable record date.

         For each quarter during the subordination period, to the extent there is sufficient available cash, the holders of common units have the right to receive the minimum quarterly distribution of $0.42 per unit, plus any arrearages on the common units, before any distribution is made to the holders of subordinated units. This subordination feature enhances our ability to distribute the minimum quarterly distribution on the common units during the subordination period.

         Until February 2, 2003, our general partner has agreed to contribute capital to us in order to fund deficiencies in the amount of cash available for the minimum quarterly distribution. Our general partner's obligation in any quarter is limited to an amount equal to the minimum quarterly distribution on the common units for that quarter multiplied by the 1,500,000 common units we issued in our initial public offering. Our general partner's performance under the distribution support agreement is supported by an irrevocable letter of credit. The letter of credit expires June 1, 2003

         We make distributions of available cash to unitholders regardless of whether the amount distributed is less than the minimum quarterly distribution. If distributions from available cash on the common units for any quarter during the subordination period are less than the minimum quarterly distribution of $0.42 per common unit, holders of common units will be entitled to arrearages. Common unit arrearages will accrue and be paid in a future quarter after the minimum quarterly distribution is paid for that quarter. Subordinated units will not accrue any arrearages on distributions for any quarter.

         The holders of subordinated units will have the right to receive the minimum quarterly distribution only after:

         o the common units have received the minimum quarterly distribution plus any arrearages in payment of the minimum quarterly distribution and

         o repayment to our general partner of amounts of capital contributed by it to us to fund deficiencies in the cash available for the minimum quarterly distributions.

Upon expiration of the subordination period, the subordinated units will convert into common units on a one-for-one basis, and will then participate pro rata with the other common units in distributions of our available cash.

         Distributions of Available Cash from Operating Surplus. Cash distributions are characterized as distributions from either operating surplus or capital surplus. This distinction affects the amounts distributed to unitholders relative to our general partner, and also determines whether holders of subordinated units receive any distributions.

         Operating surplus means:

         o  our cash balance, excluding cash constituting capital surplus less

         o all of our operating expenses, debt service payments, maintenance costs, capital expenditures and reserves established for future operations.

         Capital surplus means capital generated only by borrowings other than working capital borrowings, sales of debt and equity securities (excluding contributions of capital by our general partner pursuant to the distribution support agreement), and sales or other dispositions of assets for cash, other than inventory, accounts receivable and other assets disposed of in the ordinary course of business.

         We treat all available cash distributed from any source as distributed from operating surplus until the sum of all available cash distributed since we began operations equals the operating surplus as of the end of the quarter before the distribution. This method of cash distribution avoids the difficulty of trying to determine whether available cash is distributed from operating surplus or capital surplus. We treat any excess available cash, irrespective of its source, as capital surplus, which would represent a return of capital, and we will distribute it accordingly. For a discussion of distributions of capital surplus, see "--Distributions of Capital Surplus" below.


         We distribute available cash from operating surplus for any quarter during the subordination period in the following manner:

         o first, 98% to the common units, pro rata, and 2% to our general partner, until we have distributed for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

         o second, 98% to the common units, pro rata, and 2% to our general partner, until we have distributed for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units;

         o third, 100% to our general partner until it has received a return of all amounts contributed by it to us pursuant to the distribution support agreement;

         o fourth, 98% to the subordinated units, pro rata, and 2% to our general partner, until we have distributed for each outstanding subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

         o after that, in the manner described in "--Incentive Distribution Rights" below.

         The 2% allocation of available cash from operating surplus to our general partner includes our general partner's percentage interest in distributions from us and our operating partnership on a combined basis, exclusive of its interest as a unitholder.

         We distribute available cash from operating surplus for any quarter after the subordination period in the following manner:

         o first, 98% to all units, pro rata, and 2% to our general partner, until we have distributed for each unit an amount equal to the minimum quarterly distribution for that quarter;

         o second, 98% to the common units, pro rata, and 2% to our general partner, until we have distributed for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units;

         o third, 100% to our general partner until it has received a return of all amounts contributed by it to us as capital pursuant to the distribution support agreement; and

         o after that, in the manner described in "--Incentive Distribution Rights" below.

         The subordination period will extend until the first day of any quarter beginning after December 31, 2004 that each of the following three events occurs:

         o distributions of available cash from operating surplus on the common units and the subordinated units equal or exceed the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units for each of the 12 consecutive quarters immediately preceding that date;

         o the adjusted operating surplus, as defined below, generated during each of the 12 immediately preceding quarters equals or exceeds the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted basis and the related distribution on the general partner interests in us and our operating partnership during those periods; and

         o there are no arrearages in payment of the minimum quarterly distribution on the common units.

       When the subordination period ends, the subordinated units will convert automatically into common units on a one-for-one basis and will then participate pro rata with the other common units in distributions of available cash.

         Adjusted operating surplus for any period generally means operating surplus generated during that period, less:

         o any net increase in working capital borrowings during that period and

         o any net reduction in cash reserves for operating expenditures during that period not relating to an operating expenditure made during that period,

         and plus:

         o any net decrease in working capital borrowings during that period and

         o any net increase in cash reserves for operating expenditures during that period required by any debt instrument for the repayment of principal, interest or premium.

         Operating surplus generated during a period is equal to the difference between:

         o  the operating surplus determined at the end of that period and

         o  the operating surplus determined at the beginning of that period.

         Incentive Distribution Rights. By "incentive distribution rights" we mean the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after we have made the minimum quarterly distributions and we have met specified target distribution levels, as described below. Our general partner currently holds the incentive distribution rights, but may transfer them separately from its general partner interest subject, during the subordination period, to the consent of a majority of the common units and the subordinated units voting as separate classes. After the subordination period no consent is required.

         We make incentive distributions to our general partner for any quarter in which each of the following occurs:

         o we have distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution;

         o we have distributed available cash from operating surplus on the common units in an amount necessary to eliminate any cumulative common unit arrearages; and

         o we have distributed available cash from operating surplus to our general partner in an amount necessary to repay any capital contributed by it to us pursuant to the distribution support agreement.

         For any quarter in which these conditions to making incentive distributions have been satisfied, we will distribute additional available cash from operating surplus for that quarter among the unitholders and our general partner as described below. The distributions to our general partner described below that exceed its aggregate 2% general partner interest represent the incentive distribution rights.

         o First, 85% to all units, pro rata, and 15% to our general partner, until each unitholder has received a total of $0.52 per unit for that quarter, in addition to any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution on the common units;

         o second, 75% to all units, pro rata, and 25% to our general partner, until each unitholder has received a total of $0.60 per unit for that quarter, in addition to any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution on the common units; and

         o after that, 50% to all units, pro rata, and 50% to our general partner.

         Distributions from Capital Surplus. We distribute available cash from capital surplus in the following manner:

         o first, 98% to all units, pro rata, and 2% to our general partner, until each common unit has received distributions equal to $13.00 per unit;

         o second, 98% to the common units, pro rata, and 2% to our general partner, until each common unit has received an aggregate amount equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

         o after that, we will distribute all available cash from capital surplus, as if it were from operating surplus.

         When we make a distribution from capital surplus, we will treat it as if it were a repayment of the unit price from our initial public offering, regardless of the price you actually pay for your common units. To reflect repayment we will adjust the minimum quarterly distribution and the target distribution levels downward by multiplying each amount by a fraction, determined as follows:

         o the numerator is the unrecovered initial unit price of the common units immediately after giving effect to the repayment and

         o the denominator is the unrecovered initial unit price of the common units immediately before the repayment.

         The unrecovered initial unit price means the initial public offering price of $13.00 per common unit less any distributions from capital surplus. This adjustment to the minimum quarterly distribution may accelerate the dates at which the subordinated units convert into common units.

         A "payback" of the initial unit price occurs when the unrecovered initial unit price of the common units is zero. After the minimum quarterly distribution and the target distribution levels have been reduced to zero, we will treat all distributions of available cash from all sources as if they were from operating surplus. Because the minimum quarterly distribution and the target distribution levels will have been reduced to zero, our general partner will then be entitled to receive 50% of all distributions of available cash in its capacity as general partner and holder of the incentive distribution rights, in addition to any distributions to which it may be entitled as a holder of units.

         Distributions from capital surplus will not reduce the minimum quarterly distribution or target distribution levels for the quarter in which they are distributed.

         Adjustment of Minimum Quarterly Distribution and Target Distribution Levels. In addition to adjustments made upon a distribution of available cash from capital surplus, we will proportionately adjust each of the following upward or downward, as appropriate, if any combination or subdivision of units occurs:

         o  the minimum quarterly distribution,

         o  the target distribution levels,

         o  the unrecovered initial public offering unit price,

         o the number of common units issuable upon conversion of the subordinated units, and

         o  other amounts calculated on a per unit basis.

For example, if a two-for-one split of the common units occurs, we will reduce the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price of the common units to 50% of their initial levels.

         We will not make any adjustment for the issuance of additional common units for cash or property.

         We may also adjust the minimum quarterly distribution and the target distribution levels if legislation is enacted or if existing law is modified or interpreted in a manner that causes us or our operating partnership to become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes. In this event, we will reduce the minimum quarterly distribution and the target distribution levels for each quarter after that time to amounts equal to the product of:

         o the minimum quarterly distribution and each of the target distribution levels multiplied by

         o  one minus the sum of:

                  o the highest marginal federal income tax rate which could apply to the partnership that is taxed as a corporation plus

                  o any increase in the effective overall state and local income tax rate that would have been applicable in the preceding calendar year as a result of the new imposition of the entity level tax, after taking into account the benefit of any deduction allowable for federal income tax purposes for the payment of state and local income taxes, but only to the extent of the increase in rates resulting from that legislation or interpretation.

For example, assuming we are not previously subject to state and local income tax, if we became taxable as a corporation for federal income tax purposes and subject to a maximum marginal federal, and effective state and local, income tax rate of 40%, then we would reduce the minimum quarterly distribution and the target distribution levels to 60% of the amount immediately before the adjustment.

         Distributions of Cash Upon Liquidation. When we commence dissolution and liquidation, we will sell or otherwise dispose of our assets and we will adjust the partners' capital account balances to reflect any resulting gain or loss. We will first apply the proceeds of liquidation to the payment of our creditors in the order of priority provided in our partnership agreement and by law. After that, we will distribute the proceeds to the unitholders and our general partner in accordance with their capital account balances, as so adjusted.

         Capital accounts are maintained in order to ensure that the partnership's allocations of income, gain, loss and deduction are respected under the Internal Revenue Code. The balance of a partner's capital account also determines how much cash or other property the partner will receive on liquidation of the partnership. A partner's capital account is credited with (increased by) the following items:

         o the amount of cash and fair market value of any property (net of liabilities) contributed by the partner to the partnership, and

         o the partner's share of "book" income and gain (including income and gain exempt from tax).

A partner's capital account is debited with (reduced by) the following items:

         o the amount of cash and fair market value (net of liabilities) of property distributed to the partner, and

         o the partner's share of loss and deduction (including some items not deductible for tax purposes).

         Partners are entitled to liquidating distributions in accordance with their capital account balances. The allocations of gains and losses upon liquidation are intended, to the extent possible, to entitle common unitholders to a preference over the subordinated unitholders upon our liquidation to the extent required to permit common unitholders to receive the unrecovered initial public offering unit price plus any unpaid arrearages in payment of the minimum quarterly distributions. For the purposes of these calculations, the unrecovered unit price will be the $13.00 unit price from our initial public offering, regardless of the price you actually pay for your units. Thus, we will allocate net losses recognized upon our liquidation to the holders of the subordinated units to the extent of their capital account balances before we allocate any loss to the holders of the common units. Also we will allocate net gains recognized upon our liquidation first to restore negative balances in the capital account of our general partner and any unitholders and then to the common unitholders until their capital account balances equal the unrecovered initial unit price plus unpaid arrearages in payment of the minimum quarterly distributions. However, we cannot assure you that there will be sufficient gain upon our liquidation to enable the holders of common units to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units.

         The manner of the adjustment is as provided in our partnership agreement. If our liquidation occurs before the end of the subordination period, any gain, or unrealized gain attributable to assets distributed in kind, will be allocated to the partners in the following manner:

         o first, to our general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

         o second, 98% to the common units, pro rata, and 2% to our general partner, until the capital account for each common unit is equal to the sum of:

                  o  the unrecovered initial public offering unit price,

                  o the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs, and

                  o any unpaid arrearages in payment of the minimum quarterly distribution;

         o third, 100% to our general partner until the capital account established for contributions made by our general partner pursuant to the distribution support agreement is equal to the aggregate capital our general partner has contributed for that purpose;

         o fourth, 98% to the subordinated units, pro rata, and 2% to our general partner, until the capital account for each subordinated unit is equal to the sum of:

                  o  the unrecovered capital on that subordinated unit and

                  o the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

         o fifth, 85% to all units, pro rata, and 15% to our general partner, until there has been allocated under this paragraph an amount per unit equal to:

                  o the excess of the $0.52 target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence less

                  o the cumulative amount per unit of any distribution of available cash from operating surplus in excess of the minimum quarterly distribution per unit that was distributed 85% to the units, pro rata, and 15% to our general partner for each quarter of our existence;

         o sixth, 75% to all units, pro rata, and 25% to our general partner, until there has been allocated under this paragraph an amount per unit equal to:

                  o the excess of the $0.60 target distribution per unit over the $0.52 target distribution per unit for each quarter of our existence less

                  o the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that was distributed 75% to the units, pro rata, and 25% to our general partner for each quarter of our existence; and

         o after that, 50% to all units, pro rata, and 50% to our general partner.

If our liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that the third and fourth priorities above will no longer be applicable.

         Upon our liquidation, any loss will generally be allocated to our general partner and the unitholders in the following manner:

         o first, 98% to holders of subordinated units in proportion to the positive balances in their capital accounts and 2% to the general partner, until the capital accounts of the holders of the subordinated units have been reduced to zero;

         o second, 98% to the holders of common units in proportion to the positive balances in their capital accounts and 2% to our general partner, until the capital accounts of the common unitholders have been reduced to zero; and

         o  after that, 100% to our general partner.

If our liquidation occurs after the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first priority above will no longer be applicable.

         In addition, we will make interim adjustments to the capital accounts at the time we issue additional equity interests or make distributions of property. We will base these adjustments on the fair market value of the interests or the property distributed and we will allocate any gain or loss resulting from the adjustments to the unitholders and our general partner in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive interim adjustments to the capital accounts, we will allocate any later negative adjustments to the capital accounts resulting from the issuance of additional equity interests, our distributions of property, or upon our liquidation, in a manner which results, to the extent possible, in the capital account balances of our general partner equaling the amount which would have been our general partner's capital account balances allocate if we had not made any earlier positive adjustments to the capital accounts.

Power of Attorney

         Each limited partner, and each person who acquires a unit from a unitholder and executes and delivers a transfer application, grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution and the amendment of our partnership agreement, and to make consents and waivers under our partnership agreement.

Capital Contributions

         Unitholders are not obligated to make additional capital contributions, except as described below under "--Limited Liability."

Limited Liability

         So long as a limited partner does not participate in the control of our business within the meaning of the Delaware Revised Uniform Limited Partnership Act and otherwise acts in conformity with the provisions of our partnership agreement, the limited partner's liability under the Delaware Act will be limited to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right or exercise of the right by the limited partners as a group

         o  to remove or replace our general partner,

         o  to approve some amendments to our partnership agreement, or

         o  to take other action under our partnership agreement

constituted "participation in control" of our business for purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under Delaware law to the same extent as our general partner. This liability would extend only to persons who transact business with us who reasonably believe that the limited partner is a general partner.

         Under the Delaware Act, we cannot make a distribution to a partner if, after the distribution, all our liabilities, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property, exceed the fair value of our assets. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act is liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, an assignee who becomes a substituted limited partner is liable for the obligations of his assignor to make contributions to the partnership, except the assignee is not obligated for liabilities unknown to him at the time he became a limited partner and which he could not ascertain from our partnership agreement.

         Our operating partnership currently conducts business in New York, Ohio and Pennsylvania. Limitations on the liability of limited partners for the obligations of a limited partner have not been clearly established in many jurisdictions. If it were determined that we were, by virtue of our limited partner interest in our operating partnership or otherwise, conducting business in any state under the applicable limited partnership statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted "participation in the control" of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner. We operate in a manner our general partner considers reasonable and appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Securities

         Our partnership agreement generally authorizes us to issue an unlimited number of additional limited partner interests and other equity securities for the consideration and on the terms and conditions established by our general partner in its sole discretion without the approval of any limited partners. During the subordination period, we cannot issue more than 150,000 additional common units or units on a parity with common units without the approval of the holders of a majority of the common units and subordinated units, voting as separate classes, subject to the exceptions described below. The 150,000 additional units may be issued for any purpose other than asset acquisitions or capital improvements. We may issue an unlimited number of common units during the subordination period in the following situations:

         o  upon conversion of subordinated units;

         o  pursuant to employee benefit plans;

         o upon conversion of the general partner interests and incentive distribution rights as a result of a withdrawal or removal of our general partner;

         o  in the event of a combination or subdivision of common units;

         o in connection with an acquisition or capital improvement that would have resulted in no decrease in cash flow on a per unit basis pro forma for the preceding four-quarter period; or

         o upon our election to require Atlas America and Resource Energy to provide us with construction financing.

         We have funded, and will likely continue to fund, acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

         In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership securities that, in the sole discretion of our general partner, may have special voting rights to which the common units are not entitled.

         Upon issuance of additional partnership securities, our general partner must make additional capital contributions to the extent necessary to maintain its combined 2% general partner interest in us and in our operating partnership. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain its percentage interest that existed immediately before each issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership interests.

Limitations on Debt During Subordination Period

         Our partnership agreement generally authorizes us to incur indebtedness in support of our operations, to maintain or expand our gathering systems or for other appropriate purposes. However, during the subordination period, our partnership agreement prohibits us from incurring debt that will:

         o  result in an interest coverage ratio of less than four to one or

         o result in our aggregate indebtedness exceeding two times EBITDA for the immediately preceding fiscal year, determined on a pro forma basis giving effect to acquisitions completed in the fiscal year.

         The interest coverage ratio will be calculated as EBITDA for the immediately preceding fiscal year, determined on a pro forma basis giving effect to acquisitions completed in the year, divided by the annual interest payments required under all debt to which we are subject, including interest required under the proposed indebtedness. EBITDA means our income or loss before interest expense, income taxes and depreciation, depletion and amortization.

Amendment of our Partnership Agreement

       Amendments to our partnership agreement may be proposed only by or with the consent of our general partner, which it may withhold in its sole discretion. In order to adopt a proposed amendment, other than the amendments discussed in "--No Unitholder Approval" below, our general partner must seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment.

       Prohibited Amendments. No amendment may be made that would:

         o change the percentage of outstanding units required to take partnership action, unless approved by the affirmative vote of unitholders constituting at least the voting requirement sought to be reduced;

         o enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected;

         o enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without its consent, which may be given or withheld in its sole discretion;

         o  change our term;

         o provide that we are not dissolved upon the expiration of our term or upon an election to dissolve us by our general partner that is approved by holders of a unit majority; or

         o give any person the right to dissolve us other than our general partner's right to dissolve us with the approval of holders of a majority of the units.

The provision of our partnership agreement preventing the amendments having the effects described above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class.

         No Unitholder Approval. Our general partner may make amendments to our partnership agreement without the approval of the unitholders to reflect:

         o a change in our name, the location of our principal place of business, our registered agent or registered office;

         o the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

         o a change that, in the sole discretion of our general partner, is necessary to qualify us or continue our qualification as a limited partnership under the laws of any state or to ensure that neither we nor our operating partnership will be taxed as a corporation or otherwise taxed as an entity for federal income tax purposes;

         o an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner, or its directors, officers, agents or trustees, from being subject to the provisions of the Investment Advisers Act of 1940 or "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974;

         o an amendment that in the discretion of our general partner is necessary for the authorization of additional limited or general partner interests;

         o any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

         o an amendment necessitated by a merger agreement that has been approved under the terms of our partnership agreement;

         o any amendment that, in the discretion of our general partner, is necessary for the formation by us of, or our investment in, any corporation, partnership or other entity, other than the operating partnership, as otherwise permitted by our partnership agreement;

         o  a change in our fiscal year or taxable year and related changes; and

         o any other amendments substantially similar to any of the matters described above.

         In addition, our general partner may make amendments to our partnership agreement without the approval of the unitholders if those amendments, in its discretion:

         o do not adversely affect the limited partners in any material respect;

         o are necessary to satisfy any requirements or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

         o are necessary to facilitate the trading of limited partner interests or to comply with any rule or guideline of any securities exchange or interdealer quotation system on which the limited partner interests are or will be listed for trading;

         o are necessary for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

         o are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

         Opinion of Counsel and Unitholder Approval. Except in the case of the amendments described above under "--No Unitholder Approval," amendments to our partnership agreement will not become effective without the approval of holders of at least 90% of the units unless we obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any limited partner or cause us or our operating partnership to be taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously taxed as such). Subject to obtaining the opinion of counsel, any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected.

Merger, Sale or Other Disposition of Assets

         Our general partner may not, without the prior approval of holders of a majority of the outstanding common and subordinated units, voting as separate classes, cause us to sell, exchange or otherwise dispose of all of substantially all of our assets, including by way of merger, consolidation or other combination, or approve on our behalf the sale, exchange or other disposition of all or substantially all of the assets of our operating partnership. However, our general partner may mortgage or otherwise grant a security interest in all or substantially all of our assets or sell all or substantially all of our assets under a foreclosure without that approval. Furthermore, provided that conditions specified in our partnership agreement are satisfied, our general partner may merge us or any of our subsidiaries into, or convey some or all of our and their assets to, a newly formed entity if the sole purpose of that merger or conveyance changes our legal form into another limited liability entity.

         The unitholders are not entitled to dissenters' rights of appraisal under our partnership agreement or applicable Delaware law in the event of a merger or consolidation, a sale of substantially all of our assets or any other transaction or event.

Termination and Dissolution

       We will continue until December 31, 2098, unless terminated sooner upon:

         o the election of our general partner to dissolve us, if approved by the holders of a majority of the outstanding common and subordinated units, voting as separate classes;

         o the sale, exchange or other disposition of all or substantially all of our assets and those of our operating partnership;

         o  the entry of a decree of judicial dissolution of us; or

         o the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than because of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under the last item above, the holders of a majority of the units may also elect, within specific time limitations, to reconstitute us by forming a new limited partnership on terms identical to those in our partnership agreement and having as general partner an entity approved by the holders of a majority subject to our receipt of an opinion of counsel to the effect that:

         o the action would not result in the loss of limited liability of any limited partner and

         o we, the reconstituted limited partnership, and the operating partnership would not be taxed as a corporation or otherwise be taxed as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

         Unless we are reconstituted and continued as a new limited partnership, upon our liquidation the liquidator will, acting with all of the powers of our general partner that the liquidator deems necessary or desirable in its good faith judgment, liquidate our assets and apply the proceeds of the liquidation as described in "--Cash Distribution Policy--Distributions of Cash Upon Liquidation." The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to the partners.

Withdrawal or Removal of Our General Partner

         Except as described below, our general partner will not withdraw voluntarily as the general partner of us and our operating partnership during the subordination period without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. At the end of the subordination period, our general partner may withdraw as our general partner without first obtaining approval from the unitholders by giving 90 days' written notice. In addition, our general partner may withdraw at any time without unitholder approval upon 90 days' notice if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than our general partner and its affiliates. Our general partner may also sell or otherwise transfer all of its general partner interests in us without the approval of the unitholders as described below under "--Transfer of General Partner Interest and Incentive Distribution Rights." Upon withdrawal, our general partner is entitled to reimbursement for all expenses incurred by it on our behalf or allocable to us in connection with operating our business.

         If our general partner withdraws, other than as a result of a transfer of all or a part of its general partner interests in us, the holders of a majority of the common units may elect a successor to the withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved and liquidated, unless within 180 days after that withdrawal the holders of a majority of the units agree in writing to continue our business and to appoint a successor general partner. See "--Termination and Dissolution."

         Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding common units, excluding common units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal is also subject to the approval of a successor general partner by the vote of the holders of a majority of the common units, excluding common units held by our general partner and its affiliates. If our general partner is removed under circumstances where cause does not exist and does not consent to that removal:

         o the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

         o our general partner's guarantee of the minimum quarterly distributions, and the security for that guarantee, will terminate;

         o the agreements of Atlas America to connect wells to our gathering systems will terminate;

         o the master natural gas gathering agreement with Atlas America will not apply to any future wells drilled by Atlas America although it will continue as to wells connected to the gathering system at the time of removal;

         o the obligations of Atlas America to provide financing and other assistance for the extension of our gathering systems and to provide assistance in the identification and acquisition of gathering systems from third parties will terminate;

         o any existing arrearages in payment of the minimum quarterly distributions will be extinguished;

         o the amount of any capital contribution made by our general partner pursuant to the distribution support agreement which has not been repaid, must be repaid; and

         o our general partner will have the right to convert its general partner interests and incentive distribution rights into common units or to receive cash in exchange for those interests from the successor general partner.

         Our partnership agreement defines "cause" as existing where a court has rendered a final, non-appealable judgment that our general partner has committed fraud, gross negligence or willful or wanton misconduct in its capacity as general partner.

         Withdrawal or removal of our general partner as our general partner also constitutes its withdrawal or removal as the general partner of our operating partnership.

         In the event of removal of our general partner under circumstances where cause exists or a withdrawal of our general partner that violates our partnership agreement, a successor general partner will have the option to purchase the general partner interests and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed, the departing general partner will have the option to require the successor general partner to purchase those interests for their fair market value. In each case, fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent expert selected by the departing general partner and the successor general partner will determine the fair market value. If the departing general partner and the successor general partner cannot agree on an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value. If the purchase option is not exercised by either the departing general partner or the successor general partner, the general partner interests and incentive distribution rights will automatically convert into common units equal to the fair market value of those interests. The successor general partner must indemnify the departing general partner (or its transferee) from all of our debt and liability arising on or after the date on which the departing general partner becomes a common unitholder as a result of the conversion. Except for this limited indemnity right and the right of the departing general partner to receive distributions on its common units, no other payments will be made to our general partner after withdrawal.

Transfer of General Partner Interest and Incentive Distribution Rights

         Except for a transfer by our general partner of all, but not less than all, of its general partner interests in us and our operating partnership to:

         o  an affiliate of our general partner or

         o another person as part of the merger or consolidation of the general partner with or into another person or the transfer by the general partner of all or substantially all of its assets to another person, our general partner may not transfer any part of its general partner interest in us and our operating partnership to another person during the subordination period without the approval of the holders of at least a majority of the outstanding common units, excluding those held by our general partner and its affiliates. After the subordination period ends, our general partner may transfer all or any part of its general partner interest without obtaining the consent of the common unitholders. As a condition to the transfer of a general partner interest, either before or after the subordination period ends, the transferee must assume the rights and duties of the general partner to whose interest that transferee has succeeded, furnish an opinion of counsel regarding limited liability and tax matters, agree to acquire all of the general partner's interest in our operating partnership and agree to be bound by the provisions of the partnership agreement of our operating partnership. Our general partner may at any time, however, transfer its subordinated units without unitholder approval. In addition, the members of our general partner may sell or transfer all or part of their interest in our general partner to an affiliate without the approval of the unitholders.

         Our general partner or a later holder may transfer its incentive distribution rights to an affiliate or another person as part of its merger or consolidation with or into, or sale of all or substantially all of its assets to, that person without the prior approval of the unitholders. However, the transferee must agree to be bound by the provisions of our partnership agreement. Before the end of the subordination period, other transfers of the incentive distribution rights will require the affirmative vote of holders of a majority of the outstanding common units, excluding those held by our general partner and its affiliates. After the subordination period ends, the incentive distribution rights will be freely transferable.

         Atlas America and its affiliates have agreed that they will not divest their interest in our general partner without also divesting to the same acquiror their ownership interest in subsidiaries which act as the general partner of general and limited partnerships sponsored by them.

Change of Management Provisions

         Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Atlas Pipeline Partners GP, LLC as our general partner or otherwise change management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group will lose voting rights on all of its units and the units will not be considered outstanding for the purposes of noticing meetings, determining the presence of a quorum, calculating required votes and other similar matters. In addition, the removal of our general partner under circumstances where cause does not exist and our general partner does not consent to that removal has the adverse consequences described under "--Withdrawal or Removal of Our General Partner."

Limited Call Right

         If at any time not more than 20% of the outstanding limited partner interests of any class are held by persons other than our general partner and its affiliates, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining limited partner interests of the class held by unaffiliated persons as of a record date selected by our general partner, on at least 10 but not more than 60 days' notice. The purchase price is the greater of:

         o the highest cash price paid by our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interest and

         o the current market price as of the date three days before the date the notice is mailed.

         As a result of our general partner's right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market.

Meetings; Voting

         Except as described above for persons owning 20% or more of a class of units, unitholders or assignees who are record holders of units on a record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. Common units that are owned by an assignee who is a record holder, but who has not yet been admitted as a substituted limited partner, will be voted by our general partner at the written direction of the record holder. Absent direction of this kind, the common units will not be voted, except that, in the case of common units held by our general partner on behalf of non-citizen assignees, our general partner shall distribute the votes on those common units in the same ratios as the votes of limited partners on other units are cast.

         Any action to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units as would be necessary to take the action. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

         Except as described above under "--Change in Management Provisions," each record holder will have a vote in accordance with his percentage interest, although additional limited partner interests having different voting rights could be issued. See "--Issuance of Additional Securities." Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner. Except as otherwise provided in our partnership agreement, subordinated units will vote together with common units as a single class.

         We or the transfer agent will deliver any notice, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement to the record holder.

Status as Limited Partner or Assignee

         The common units will be fully paid, and, except as described above under "--Limited Liability," unitholders will not be required to make additional contributions.

         An assignee of a common unit, after executing and delivering a transfer application, but pending its admission as a substituted limited partner, is entitled to an interest equivalent to that of a limited partner sharing in allocations and distributions, including liquidating distributions. Our general partner will vote and exercise other powers attributable to common units owned by an assignee who has not become a substituted limited partner at the written direction of the assignee. See "--Meetings; Voting." We will not treat transferees who do not execute and deliver a transfer application as assignees or as record holders of common units, and they will not receive cash distributions, federal income tax allocations or reports furnished to record holders. See "Description of the Common Units--Transfer of Common Units."

Non-Citizen Assignees; Redemption

         If we are or become subject to federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or related status of any limited partner or assignee, we may redeem the units held by the limited partner or assignee at their current market price. In order to avoid any cancellation or forfeiture, our general partner may require each limited partner or assignee to furnish information about his nationality, citizenship or related status. If a limited partner or assignee fails to furnish this information within 30 days after a request for it, or our general partner determines after receipt of the information that the limited partner or assignee is not an eligible citizen, then the limited partner or assignee may be treated as a non-citizen assignee. In addition to other limitations on the rights of an assignee who is not a substituted limited partner, a non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in kind upon our liquidation.

Books and Reports

         Our general partner keeps appropriate books on our business at our principal offices. The books are maintained for both tax and financial reporting purposes on an accrual basis. For tax and financial reporting purposes, our fiscal year is the calendar year.

         We furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we also furnish or make available summary financial information within 90 days after the close of each quarter.

         We furnish each record holder information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. We expect to furnish information in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders depends on the cooperation of unitholders in supplying us with specific information. We will furnish every unitholder with information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

Right to Inspect Our Books and Records

         Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him:

         o  a current list of the name and last known address of each partner;

         o  a copy of our tax returns;

         o information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

         o copies of our partnership agreement, the certificate of limited partnership and related amendments and powers of attorney under which they have been executed;

         o information regarding the status of our business and financial condition; and

         o  other information regarding our affairs that is just and reasonable.

         Our general partner intends to keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or which we are required by law or by agreements with third parties to keep confidential.

Registration Rights

         Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other partnership securities proposed to be sold by our general partner or any of its affiliates if an exemption from the registration requirements is not otherwise available. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

                               TAX CONSIDERATIONS


         This section is a summary of all of the material tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, to the extent set forth below under "--Legal Opinions and Advice," expresses the opinion of Ledgewood Law Firm, P.C., counsel to the general partner and us, insofar as it relates to matters of federal income tax law and legal conclusions with respect thereto. In addition, all statements, other than statements of fact, contained in this section, unless otherwise noticed, are the opinion of Ledgewood Law Firm, P.C. This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change either prospectively or retroactively. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to us are references to both us and the operating partnerships.

         We do not attempt in the following discussion to comment on all federal income tax matters affecting us or unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, non-resident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts, REITs or mutual funds. Accordingly, you should consult, and should depend on your own tax advisor in analyzing the federal, state, local and foreign tax consequences peculiar to you of the ownership or disposition of common units.

Legal Opinions and Advice

         Ledgewood Law Firm, P.C. is of the opinion that, based on and in reliance on the accuracy of factual representations made by us and subject to the qualifications set forth in the detailed discussion that follows, for federal income tax purposes:

         o  we will be treated as a publicly traded partnership;

         o we and each operating partnership will each be treated as a partnership;

         o owners of common units, with some exceptions as described in "Limited Partner Status" below, will be treated as our partners; and

         o allocations under our partnership agreement will be recognized for federal income tax purposes; and

         All other statements, except for statements of fact, contained in this section are the opinion of Ledgewood Law Firm, P.C.

         We have not requested and do not intend to request, a ruling from the IRS regarding our classification as a partnership for federal income tax purposes, whether our operations generate "qualifying income" under Section 7704 of the Internal Revenue Code or any other matter affecting us or prospective unitholders. An opinion of counsel represents only that counsel's best legal judgment and does not bind the IRS or the courts. Accordingly, we cannot assure you that the opinions and statements made here would be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by the unitholders and the general partner. Furthermore, counsel cannot assure you that the treatment of us, or an investment in us, will not be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

         For the reasons set forth in the more detailed discussion as to each item, Ledgewood Law, P.C. has not rendered an opinion with respect to the following specific federal income tax issues:


         o the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (see "--Tax Consequences of Unit Ownership--Treatment of Short Sales"),

         o whether a unitholder acquiring common units in separate transactions must maintain a single aggregate adjusted tax basis in his or her common units (see "--Disposition of Common Units--Recognition of Gain or Loss"),

         o whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (see "--Disposition of Common Units--Allocations Between Transferors and Transferees"), and

         o whether our method for depreciating Section 743 adjustments is sustainable (see "--Disposition of Common Units--Section 754 Election").


Partnership Status

         A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his or her allocable share of the partnership's items of income, gain, loss and deduction in computing his or her federal income tax liability, regardless of whether cash distributions are made. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed is in excess of his or her adjusted basis in the partnership interest immediately before the distribution.

         We have not sought, and will not seek, a ruling from the IRS, and the IRS has made no determination, as to our status and that of any operating subsidiary as partnerships for federal income tax purposes. Instead, we have relied on the opinion of counsel that, based upon the Code, its regulations, published revenue rulings and court decisions and the representations described below, we and our operating subsidiaries will be classified as a partnership not taxable as a corporation for federal income tax purposes.

         In rendering its opinion, Ledgewood Law Firm, P.C. has relied on factual representations made by us and our general partner. The representations upon which counsel has relied are:

         o neither we nor any operating subsidiary has elected or will elect to be treated as an association or corporation;

         o we and each operating subsidiary have been operated and will be operated in accordance with all applicable partnership statutes, its applicable partnership agreement or limited liability company agreement; and

         o for each taxable year, more than 90% of our gross income has been and will be derived from:


            o the exploration, development, production, processing, refining, transportation or marketing of any mineral or natural resource, including oil, gas or products thereof, or


            o other items of income as to which counsel has opined or will opine are "qualifying income" within the meaning of Section 7704(d) of the Code.


         Section 7704 of the Code provides that publicly-traded partnerships such as us will, as a general rule, be taxed as corporations. However, an exception, referred to as the "qualifying income exception" exists if at least 90% of a publicly-traded partnership's gross income for every taxable year consists of "qualifying income." Qualifying income includes income and gains derived from the transportation of crude oil, natural gas and products thereof. Other types of qualifying income include interest from other than a financial business, dividends, gains from the sale or lease of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. For this purpose, our share of the gross income earned by our operating subsidiaries will be included in our gross income as if we directly earned such income. We estimate that less than 10% of our gross income is qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us, our general partner and a review of the applicable legal authorities, Ledgewood Law Firm, P.C. is of the opinion that at least 90% of our gross income will constitute qualifying income. Because this opinion is based on future operations, it is impossible for the opinion to be more definitive. Unless our business changes from that transporting natural gas, it is extremely unlikely that we would fail to meet the 90% test.


         If we fail to meet the qualifying income exception, other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation on the first day of the year in which we fail to meet the qualifying income exception in return for stock in that corporation, and then distributed that stock to our unitholders in liquidation of their units. This contribution and liquidation should be tax-free to us and our unitholders so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Although the tax basis of our assets will be greater than our liabilities immediately following the Triton acquisition, our tax basis will be reduced over time by depletion and depreciation deductions. It is likely that the principal balance of our indebtedness will be reduced at a lower rate, so that at some time in the future our liabilities may exceed our tax basis in our assets. If the deemed contribution and distribution in liquidation happened after such time, our unitholders would be taxed on the excess of our liabilities over our assets. Whether or not there is taxable income at the time of this event, thereafter we would be treated as a corporation for federal income tax purposes.

         If we were treated as a corporation in any taxable year, either as a result of a failure to meet the qualifying income exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of his or her tax basis in his or her common units, or taxable capital gain, after his or her tax basis in his or her common units is reduced to zero. Accordingly, treatment of us as a corporation would result in a material reduction in a unitholder's cash flow and after-tax return and, thus, would likely result in a substantial reduction of the value of the units.

         The discussion below is based on the assumption that we will be treated as a partnership for federal income tax purposes.

Limited Partner Status


         Unitholders who have become our limited partners will be treated as our partners for federal income tax purposes. Ledgewood Law Firm, P.C. is also of the opinion, based upon and in reliance upon those same representations set forth under "--Partnership Status," that


         o assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners, and

         o unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units, will be treated as our partners for federal income tax purposes. As there is no direct authority addressing assignees of common units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, Ledgewood Law Firm, P.C.'s opinion does not extend to these persons. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.

         A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his or her status as a partner with respect to such units for federal income tax purposes. See "Tax Consequences of Unit Ownership--Treatment of Short Sales."

         Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore be fully taxable as ordinary income. These holders should consult their own tax advisors with respect to their status as our partners for federal income tax purposes.

Tax Consequences of Unit Ownership

         Flow-through of Taxable Income. We do not pay any federal income tax. Instead, each unitholder is required to report on his or her income tax return his or her allocable share of our income, gains, losses and deductions without regard to whether we make cash distributions to that unitholder. Consequently, we may allocate income to our unitholders although we have made no cash distribution to them. Each unitholder will be required to include in income his or her allocable share of our income, gain, loss and deduction for our taxable year ending with or within his or her taxable year.

         Treatment of Distributions. Our distributions generally will not be taxable for federal income tax purposes to the extent of a unitholders' tax basis in his or her common units immediately before the distribution. Our cash distributions in excess of that tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under "--Disposition of Common Units" below. Any reduction in a unitholder's share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as "nonrecourse liabilities," will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a unitholder's "at risk" amount to be less than zero at the end of any taxable year, the unitholder recaptures any losses deducted in previous years. See "--Limitations on Deductibility of Our Losses."


         A decrease in a unitholder's percentage interest in us because of our issuance of additional common units will decrease his or her share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his or her tax basis in our common units, if the distribution reduces his or her share of our "unrealized receivables," including depreciation recapture, or substantially appreciated "inventory items," both as defined in Section 751 of the Internal Revenue Code, known collectively as "Section 751 assets." To that extent, a unitholder will be treated as having been distributed his or her proportionate share of the Section 751 assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him or her. This latter deemed exchange will generally result in the unitholder's realization of ordinary income under Section 751(b) of the Internal Revenue Code. That income will equal the excess of:

         o  the non-pro rata portion of that distribution over

         o his or her tax basis for the share of Section 751 assets deemed relinquished in the exchange.


         Ratio of Taxable Income to Distributions. In prior taxable years, common unitholders received cash distributions that exceeded the amount of taxable income allocated to the common unitholders. This excess was partially the result of depreciation deductions, but was primarily the result of special allocations to our general partner of taxable income earned by our operating subsidiary of $2,778,000 for the 2000 taxable year and $1,603,000 for the 2001 taxable year which caused a corresponding reduction in the amount of taxable income allocable to us. The operating agreement of our operating subsidiary provides for a similar special allocation of $1,603,000 to be made to our general partner for the 2002 taxable year. Upon future events specified in the partnership agreement of our operating subsidiary, including the issuance of additional interests or liquidation, the special allocations of taxable income previously made to our general partner of $4,381,000 and the $1,603,000 to be made for 2002 will be reversed by making special allocations of taxable income to us. To the extent there is not sufficient income available in such years to fully reverse the prior special allocations to the general partner, the general partner will receive additional distributions upon our liquidation. Consequently, it is possible that in future years common unitholders will recognize taxable income in excess of cash distributions for the years in which such reversal is made or have a reduction in liquidation distributions, or both. Since this will depend upon the timing of future events and the distributions made at such time, no more definitive conclusion can be made currently.

         Tax Rates. In general the highest effective United States federal income tax rate for individuals for 2002 is 38.6% and the maximum United States federal income tax rate for net capital gains of an individual for 2002 is 20% if the asset disposed of was held for more than 12 months at the time of disposition.

         Alternative Minimum Tax. Although it is not expected that we will generate significant tax preference items or adjustments, each unitholder will be required to take into account his distributive share of any items of our income, gain, deduction or loss for purposes of the alternative minimum tax.

         Basis of Common Units. A unitholder's initial tax basis for his or her common units will be the amount he or she paid for the common units plus his or her share of our nonrecourse liabilities. That basis will be increased by his or her share of our income and by any increases in his or her share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by our distributions to him or her, by his or her share of our losses, by any decreases in his or her share of our nonrecourse liabilities and by his or her share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized.

         Limitations on Deductibility of Our Losses. The deduction by a unitholder of his or her share of our losses will be limited to the tax basis in his or her units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of its stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations, to the amount for which the unitholder is considered to be "at risk" with respect to our activities, if that is less than its tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.

         In general, a unitholder will be at risk to the extent of the tax basis of his or her units, excluding any portion of that basis attributable to his or her share of our nonrecourse liabilities, reduced by any amount of money he or she borrows to acquire or hold the units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder's at risk amount will increase or decrease as the tax basis of the unitholder's units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his or her share of our nonrecourse liabilities.

         The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally activities in which the taxpayer does not materially participate, only to the extent of the taxpayer's income from those passive activities. The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including other publicly-traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder's share of our income may be deducted in full when the unitholder disposes of his or her entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

         A unitholder's share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly-traded partnerships. The IRS has announced that Treasury Regulations will be issued that characterize net passive income from a publicly-traded partnership as investment income for purposes of the limitations on the deductibility of investment interest.

         Limitations on Interest Deductions. The deductibility of a non-corporate taxpayer's "investment interest expense" is generally limited to the amount of that taxpayer's "net investment income." As noted, a unitholder's share of our net passive income will be treated as investment income for this purpose. In addition, a unitholder's share of our portfolio income will be treated as investment income. Investment interest expense includes:

         o interest on indebtedness properly allocable to property held for investment;

         o  our interest expense attributed to portfolio income; and

         o the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

         The computation of a unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment.

         Allocation of Income, Gain, Loss and Deduction. In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among the general partner and the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units and not to the subordinated units, or that incentive distributions are made to the general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss for the entire year, the amount of that loss will generally be allocated first to the general partner and the unitholders in accordance with their particular percentage interests in us to the extent of their positive capital accounts and, second, to the general partner.

         As required by the Internal Revenue Code some items of our income, deduction, gain and loss will be allocated to account for the difference between the tax basis and fair market value of property contributed to us by the general partner referred to in this discussion as "contributed property." The effect of these allocations to a unitholder will be essentially the same as if the tax basis of the contributed property were equal to its fair market value at the time of contribution. In addition, specified items of recapture income will be allocated to the extent possible to the partner who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders.

         Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

         Ledgewood Law Firm, P.C. is of the opinion that, with the exception of the issues described in "--Disposition of Common Units--Section 754 Election" and "--Disposition of Common Units--Allocations Between Transferors and Transferees," allocations under our partnership agreement will be recognized for federal income tax purposes in determining a partner's share of an item of our income, gain, loss or deduction.

         Entity-Level Collections. If we are required or elect under applicable law to pay any federal, state or local income tax on behalf of any unitholder or the general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the person on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders and the general partner. We are authorized to amend the partnership agreement in the manner necessary to maintain uniformity of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of a unitholder in which event he could file a claim for credit or refund.

         Treatment of Short Sales. A unitholder whose units are loaned to a "short seller" to cover a short sale of units may be considered as having disposed of ownership of those units. If so, the unitholder would no longer own units for federal income tax purposes during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

         o any of our income, gain, deduction or loss with respect to those units would not be reportable by the unitholder;

         o any cash distributions we make to that unitholder with respect to those units would be fully taxable; and

         o all of those distributions would appear to be treated as ordinary income.

         Unitholders desiring to assure ownership of their units for tax purposes and avoid these consequences should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. See also "--Disposition of Common Units--Recognition of Gain or Loss." Because the IRS has not announced the results of its study and there is no authority addressing the treatment of short sales of partnership interests, Ledgewood Law Firm, P.C. is unable to opine on the treatment of such short sales.

Tax Treatment of Operations

         Accounting Method and Taxable Year. We use the accrual method of accounting for federal income tax purposes. Since the beginning of our operations, we have used the tax year ending September 30 as our tax year, which is the tax year for Resource America and its subsidiaries. Section 706 of the Internal Revenue Code generally requires that a partnership's taxable year coincide with the taxable year of the partners holding a majority interest.
Each unitholder will be required to include in income his or her share of our income, gain, loss and deduction for our taxable year(s) ending within or with his or her taxable year. In addition, a unitholder who has a taxable year ending on a date other than September 30, and who disposes of all of his or her units following the close of our taxable year but before the close of his or her taxable year, must include his or her share of our income, gain, loss and deduction in income for his or her taxable year, with the result that he or she will be required to report income for his or her taxable year for his or her share of more than one year of our income, gain, loss and deduction.

         Initial Tax Basis, Depreciation and Amortization. The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of property contributed and the tax basis established for that property will be borne by the general partner. See "--Tax Treatment of Unitholders--Allocation of Income, Gain, Loss and Deduction."

         To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. We will not be entitled to any amortization deductions with respect to any goodwill conveyed to us on formation. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

         If we dispose of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to our property may be required to recapture those deductions as ordinary income upon a sale of his units. See "--Tax Consequences of Unit Ownership--Allocation of Income, Gain, Loss and Deduction" and "--Disposition of Common Units--Recognition of Gain or Loss."

         Uniformity of Units. We must maintain economic and tax uniformity of the units to all holders. A lack of tax uniformity can result from a literal application of Treasury Regulation Sections 1.167(c)-1(a)(6) and 1.197-2(g)(3). Any resulting non-uniformity could have a negative impact on the value of the units by reducing the tax deductions available to a purchaser of units. See "--Disposition of Common Units--Section 754 Election."

         Consistent with recently finalized regulations, we intend to depreciate or amortize the Section 743(b) adjustment attributable to unrealized appreciation in the value of contributed property in a way that will avoid non-uniformity of tax treatment among unitholders. See "--Disposition of Common Units--Section 754 Election." If we determine that this position cannot reasonably be taken, we may adopt a different position in an effort to maintain uniformity. This could result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. The IRS may challenge any method of depreciating the Section 743(b) adjustment we adopt. If such a challenge were made and sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. See "--Disposition of Common Units--Recognition of Gain or Loss."




         Valuation of Our Properties. The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we make many of the relative fair market value estimates ourselves. These estimates are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years.

Disposition of Common Units

         Recognition of Gain or Loss. Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder's tax basis in the units sold. A unitholder's amount realized will be measured by the sum of the cash or the fair market value of other property received plus his or her share of our nonrecourse liabilities. Because the amount realized includes a unitholder's share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

         Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder's tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than his tax basis in that common unit, even if the price is less than his original cost.

         Should the IRS successfully contest our method of depreciating or amortizing the Section 743(b) adjustment, described under "--Disposition of Common Units--Section 754 Election," attributable to contributed property, a unitholder could realize additional gain from the sale of units than had our method been respected. In that case, the unitholder may have been entitled to additional deductions against income in prior years but may be unable to claim them, with the result to him of greater overall taxable income than appropriate. Due to the lack of final regulations, Ledgewood Law Firm, P.C. is unable to opine as to the validity of the convention but believes a contest by the IRS is unlikely because a successful contest could result in substantial additional deductions to other unitholders.

         Except as noted below, gain or loss recognized by a unitholder, other than a "dealer" in units, on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than 12 months will generally be taxed a maximum rate of 20%. A portion of this gain or loss, which will likely be substantial, however, will be separately computed and taxed as ordinary income under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other "unrealized receivables" or to "inventory items" we own. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on that sale. Thus, a unitholder may recognize both ordinary income and a capital loss upon a disposition of units. Net capital loss may offset no more than $3,000 of ordinary income in the case of individuals and may only be used to offset capital gain in the case of corporations.


         The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an "equitable apportionment" method. Although the ruling is unclear as to how the holding period of these interests is determined once they are combined, recently issued regulations would allow a selling unitholder who can identify units transferred with an ascertainable holding period to use the actual holding period of the units transferred. The regulations indicate that a unitholder must maintain a single adjusted tax basis in his units. Thus, it is unlikely that a unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock.


         Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an "appreciated" partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter into:

         o  a short sale;

         o  an offsetting notional principal contract; or

         o a futures or forward contract with respect to the partnership interest or substantially identical property.

         Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

         Allocations Between Transferors and Transferees. Our taxable income and losses are determined annually, prorated on a monthly basis and apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the American Stock Exchange on the first business day of the month. However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business is allocated among the unitholders as of the opening of the American Stock Exchange on the first business day of the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction accrued after the date of transfer.

         The use of this method may not be permitted under existing Treasury Regulations. Accordingly, Ledgewood Law Firm, P.C. is unable to opine on the validity of this method of allocating income and deductions between transferors and transferees of units. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder's interest, our taxable income or losses might be reallocated among the unitholders. Under our partnership agreement, we are authorized to revise our method of allocation between transferors and transferees, as well as among partners whose interests otherwise vary during a taxable period, to conform to a method permitted under future Treasury Regulations.

         A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated a share of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

         Section 754 Election. We made the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election generally permits us to adjust a common unit purchaser's tax basis in our assets ("inside basis") to reflect his or her purchase price. This election does not apply to a person who purchases common units directly from us. The adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, a partner's inside basis in our assets will be considered to have two components:

         o  his or her share of our tax basis in our assets ("common basis") and

         o  his or her Section 743(b) adjustment to that basis.

         Treasury regulations under Section 743 of the Internal Revenue Code require, if the remedial allocation method is adopted, a portion of the adjustment attributable to recovery property to be depreciated over the remaining cost recovery period for built-in gain. Nevertheless, the regulations under Section 197 indicate that the adjustment attributable to an amortizable
Section 197 intangible should be treated as a newly-acquired asset placed in service in the month when the purchaser acquires the unit. Under Treasury Regulation Section 1.167(c)-1(a)(6), an adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code rather than cost recovery deductions under Section 168 is generally required to be depreciated using either the straight-line method or the 150% declining balance method. A literal application of these different rules result in lack of uniformity. Under our partnership agreement, our general partner is authorized to adopt a position intended to preserve the uniformity of units even if that position is not consistent with the Treasury Regulations. See "--Tax Treatment of Operations--Uniformity of Units."

         We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of contributed property, to the extent of any unamortized book-tax disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of the property. If the contributed property is not amortizable, we will treat that portion as non-amortizable. This method is consistent with the regulations under Section 743. This method, however, is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6) and Treasury Regulation Section 1.197-2(g)(3), neither of which is expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment exceeds that amount, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a different position which could result in lower annual depreciation or amortization deductions than would otherwise be allowable to specified unitholders. See "--Tax Treatment of Operations--Uniformity of Units."

         The allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to allocate some or all of any Section 743(b) adjustment to goodwill not so allocated by us. Goodwill, as an intangible asset, is generally amortizable over a longer period of time or under a less accelerated method than our tangible assets.

         A Section 754 election is advantageous if the transferee's tax basis in his or her units is higher than that units' share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have a higher tax basis in his or her share of our assets for purposes of calculating, among other items, his or her depreciation and depletion deductions and share of any gain or loss on a sale of our assets. Conversely, a Section 754 election is disadvantageous if the transferee's tax basis in his or her units is lower than that units' share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or adversely by the election.

         The calculations involved in the Section 754 election are complex and we will make them on the basis of assumptions as to the value of our assets and other matters. There is no assurance that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

         Notification Requirements. A unitholder who sells or exchanges units is required to notify us in writing of that sale or exchange within 30 days after the sale or exchange. We are required to notify the IRS of that transaction and to furnish information to the transferor and transferee. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker. Additionally, a transferor and a transferee of a unit will be required to furnish statements to the IRS, filed with their income tax returns for the taxable year in which the sale or exchange occurred, that describe the amount of the consideration received for the unit that is allocated to our goodwill or going concern value. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties.




Dissolutions and Terminations

         Upon our dissolution, our assets will be sold and any resulting gain or loss will be allocated among the general partner and the unitholders. See "Tax Consequences of Unit Ownership--Allocation of Income, Gain Loss and Deductions." We will distribute all cash to the general partner and unitholders in liquidation in accordance with their positive capital account balances. See "Cash Distribution Policy--Distributions of Cash on Liquidation."

Tax-Exempt Organizations and Other Investors

         Ownership of units by employee benefit plans, other tax-exempt organizations, nonresident aliens, foreign corporations, other foreign persons and regulated investment companies raises issues unique to those investors and, as described below, may have substantially adverse tax consequences.

         Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our taxable income allocated to a unitholder which is a tax-exempt organization will be unrelated business taxable income and thus will be taxable to that unitholder.

         A regulated investment company or "mutual fund" is required to derive 90% or more of its gross income from interest, dividends and gains from the sale of stocks or securities or foreign currency or specified related sources. Under current law, it is not anticipated that any significant amount of our gross income will include that type of income.

         Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States on account of ownership of our units. As a consequence they will be required to file federal tax returns reporting their share of our income, gain, loss or deduction and pay federal income tax at regular rates on any net income or gain. Generally, a partnership is required to pay a withholding tax on the portion of the partnership's income that is effectively connected with the conduct of a United States trade or business and which is allocable to foreign partners. However, under rules applicable to publicly traded partnerships, we will withhold (currently at the rate of 38.6%) on cash distributions made to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8 in order to obtain credit for the taxes withheld.

         Because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to United States branch profits tax a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in its "U.S. net equity," which are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a "qualified resident." In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

         Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the disposition of that unit to the extent that this gain is effectively connected with a United States trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the disposition of a unit if he has owned less than 5% in value of the units during the five-year period ending on the date of the disposition and if the units are regularly traded on an established securities market at the time of the disposition.

Administrative Matters

         Information Returns and Audit Procedures. We furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his or her share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which is generally not be reviewed by counsel, we take various accounting and reporting positions, some of which have been mentioned earlier, to determine the unitholder's share of income, gain, loss and deduction. We cannot assure you that any of those positions will yield a result that conforms to the requirements of the Internal Revenue Code, regulations or administrative interpretations of the IRS. Neither we nor counsel can assure prospective unitholders that the IRS will not successfully contend in court that those accounting and reporting positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

         The IRS may audit our federal income tax information returns. Adjustments resulting from any such audit may require each unitholder to adjust a prior year's tax liability, and possibly may result in an audit of that unitholder's own return. Any audit of a unitholder's return could result in adjustments not related to our returns as well as those related to our returns.

         Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code provides for one partner to be designated as the "tax matters partner" for these purposes. The partnership agreement appoints the general partner as our tax matters partner.

         The tax matters partner will make some elections on our behalf and on behalf of unitholders. In addition, the tax matters partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The tax matters partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the tax matters partner. The tax matters partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the tax matters partner fails to seek judicial review, judicial review may besought by any unitholder having at least a 1% interest in profits and by the unitholders having in the aggregate at least a 5% profits interest. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate. However, despite our intention not to do so if we elect to be treated as a large partnership, a unitholder will not have the right to participate in settlement conferences with the IRS or to seek a refund.

         A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of the consistency requirement may subject a unitholder to substantial penalties. However, despite our intention not to do so if we elect to be treated as a large partnership, the unitholders would be required to treat all partnership items in a manner consistent with our return.

         If we elect to be treated as a large partnership despite our intention not to do so, each partner would take into account separately his share of the following items, determined at the partnership level:

         o  taxable income or loss from passive loss limitation activities;

         o taxable income or loss from other activities (including portfolio income or loss);

         o net capital gains to the extent allocable to passive loss limitation activities and other activities;

         o  tax exempt interest;

         o a net alternative minimum tax adjustment separately computed for passive loss limitation activities and other activities;

         o  general credits;

         o  low-income housing credit;

         o  rehabilitation credit;

         o  foreign income taxes;

         o  credit for producing fuel from a nonconventional source; and

         o  any other items the Secretary of Treasury deems appropriate.

Moreover, miscellaneous itemized deductions would not be passed through to the partners and 30% of those deductions would be used at the partnership level.

         A number of other changes have been made to the tax compliance and administrative rules relating to electing large partnerships. Adjustments relating to partnership items for a previous taxable year are generally taken into account by those persons who were partners in the previous taxable year. Each partner in an electing large partnership, however, must take into account his share of any adjustments to partnership items in the year that adjustments are made. Alternatively, a partnership could elect to or, in some circumstances could be required to, directly pay the tax resulting from any adjustments of this kind. In either case, therefore, unitholders could bear significant costs associated with tax adjustments relating to periods predating their acquisition of units. It is not expected that we will elect to have the large partnership provisions apply to us because of the cost of their application.

         Nominee Reporting. Persons who hold an interest in us as a nominee for another person are required to furnish to us:

         o the name, address and taxpayer identification number of the beneficial owner and the nominee;

         o  whether the beneficial owner is

         o  a person that is not a United States person;

         o a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

         o  a tax-exempt entity;

         o the amount and description of units held, acquired or transferred for the beneficial owner; and

         o specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

         Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

         Registration as a Tax Shelter. The Internal Revenue Code requires that "tax shelters" be registered with the Secretary of the Treasury. The temporary Treasury Regulations interpreting the tax shelter registration provisions of the Internal Revenue Code are extremely broad. It is arguable that we are not subject to the registration requirement on the basis that we will not constitute a tax shelter. However, the general partner has registered us as a tax shelter with the Secretary of Treasury in the absence of assurance that we will not be subject to tax shelter registration and in light of the substantial penalties which might be imposed if registration is required and not undertaken. Our tax shelter registration number is 99344000008.

         Registration as a tax shelter may increase the likelihood of an audit of our tax return or the tax return of a holder of common units. See "--Administrative Matters--Information Returns and Audit Procedures." Registration as a tax shelter could also result in penalties being assessed to a holder of units if he does not comply with the rules discussed in the next paragraph.


         We will furnish the registration number to the unitholders, and a unitholder who sells or otherwise transfers a unit in a later transaction must furnish the registration number to the transferee. The penalty for failure of the transferor of a unit to furnish the registration number to the transferee is $100 for each failure. The unitholders must disclose our tax shelter registration number on Form 8271 to be attached to the tax return on which any deduction, loss or other benefit generated by us is claimed or on which any of our income is included. A unitholder who fails to disclose the tax shelter registration number on his return, without reasonable cause for that failure, will be subject to a $250 penalty for each failure. Any penalties discussed are not deductible for federal income tax purposes.

         Issuance of this registration number does not indicate that an investment in us or the claimed tax benefits have been reviewed, examined or approved by the IRS.

         Accuracy-related Penalties. An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

         A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

         o  for which there is, or was, "substantial authority" or

         o as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

         More stringent rules apply to "tax shelters," a term that in this context does not appear to include us. If any item of income, gain, loss or deduction allocated to unitholders might result in that kind of an "understatement" of income for which no "substantial authority" exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

State, Local and Other Tax Considerations


         In addition to federal income taxes, you will be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his or her investment in us. We currently own property or do business in Ohio, Pennsylvania and New York. Each of these states currently imposes a personal income tax. A unitholder will be required to file state income tax returns and to pay state income taxes in some or all of these states in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the states may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular unitholder's income tax liability to the state, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. See "--Tax Treatment of Unitholders--Entity-Level Collections." Based on current law and our estimate of our future operations, the general partner anticipates that any amounts required to be withheld will not be material. We may also own property or do business in other states in the future.

         It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, of his or her investment in us. Accordingly, each prospective unitholder should consult, and must depend upon, his or her own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state and local, as well as United States federal tax returns that may be required of him or her. Ledgewood Law Firm, P.C. has not rendered an opinion on the state or local tax consequences of an investment in us.

Investment by Employee Benefit Plans

         An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA, and restrictions imposed by Section 4975 of the Internal Revenue Code. For these purposes the term "employee benefit plan" includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, consideration should be given to:

         o whether the investment is prudent under Section 404(a)(1)(B) of ERISA;

         o whether in making the investment, that plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA; and

         o whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return.


         The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.


         Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibits employee benefit plans, and also IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions involving "plan assets" with parties that are "parties in interest" under ERISA or "disqualified persons" under the Internal Revenue Code with respect to the plan.

         In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that the general partners also would be fiduciaries of the plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code.

         The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed "plan assets" under some circumstances. Under these regulations, an entity's assets would not be considered to be "plan assets" if, among other things,

         o the equity interests acquired by employee benefit plans are publicly offered securities, i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under some provisions of the federal securities laws;

         o the entity is an "operating company," i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority-owned subsidiary or subsidiaries; or

         o there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest, disregarding some interests held by the general partners, their affiliates, and some other persons, is held by the employee benefit plans referred to above, IRAs and other employee benefit plans not subject to ERISA, including governmental plans.

         Our assets should not be considered "plan assets" under these regulations because it is expected that the investment will satisfy the first requirements above.

         Plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA and the Internal Revenue Code is light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.


                                 USE OF PROCEEDS

         The proceeds from the sale of the common units by the selling unitholders will be solely for their account; we will not receive any of the proceeds from the sale of these units.

                               SELLING UNITHOLDERS

         The following table sets forth the names of the selling unitholders and the maximum number of common units that will be offered for the accounts of the selling unitholders under this prospectus. The registration of the resale of these common units hereby does not necessarily mean that the selling unitholders will offer or sell any of them.

                                                       Common units                                  Common units
                                                       owned before           Common units           owned after
                Selling unitholder                      offering              offered hereby           offering(1)
                ------------------                     -------------          --------------         ------------
Kingston Oil Corporation.....................             58,181                 58,181                    0
Interstate Gas Supply, Inc...................             30,054                 30,054                    0
American Refining and Exploration Company....             19,924                 19,924                    0

---------------------
(1) Assumes the sale by the selling unitholders of all common units offered. Because the selling unitholders may offer all, some or none of their common units, no definitive estimate of the number of common units that will be held by the selling unitholders after the offering can be provided.


                              PLAN OF DISTRIBUTION

         We are registering 108,159 shares of our common units on behalf of the selling unitholders.

         The selling unitholders have advised us that the sale or distribution of the common units may be effected directly to purchasers or through one or more underwriters, brokers, dealers or agents from time to time in one or more types of transactions (which may involve crosses or block transactions). We will bear all expenses of registering the common units for resale by the selling unitholders, including fees for the selling unitholders' counsel up to an aggregate of $20,000, but the selling unitholders will bear the costs of brokerage commissions and similar expenses. The selling unitholders may sell the common units by one or more of the following methods:

         o  on the American Stock Exchange or on another exchange,

         o  in negotiated transactions,

         o through put or call options transactions relating to the common units or derivatives thereof in connection with which the selling unitholders may sell and deliver common units,

         o an exchange distribution in accordance with the rules of the applicable exchange,

         o a combination of these methods of sale, at market prices prevailing at the time of sale, or at negotiated prices, or

         o  any other method permitted pursuant to applicable law.

         These transactions may or may not involve brokers or dealers. The selling unitholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their common units, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of common units by the selling unitholders.

         The selling unitholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with these transactions, broker-dealers or other financial institutions may engage in short sales of the common units in the course of hedging positions they assume with selling unitholders. The selling unitholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to those broker-dealers or other financial institutions of common units offered by this prospectus, which common units the broker-dealer or other financial institution may resell pursuant to this prospectus (as amended or supplemented to reflect such transaction).

         The selling unitholders may sell common units directly to purchasers or to or through broker-dealers, which may act as agents or principals. The broker-dealers may receive compensation in the form of discounts, concessions or commissions from selling unitholders and/or the purchasers of common units for whom the broker-dealers may act as agents or to whom they sell as principal, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions.

         From time to time, one or more of the selling unitholders may pledge, hypothecate or grant a security interest in some or all of the common units owned by them. The pledgees, secured parties or person to whom the securities have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling unitholders. The number of a selling unitholder's securities offered under this prospectus will decrease as and when it takes such actions. The plan of distribution for that selling unitholder will otherwise remain unchanged.

         The selling unitholders and any broker-dealers that act in connection with the sale of common units may be deemed "underwriters" within the meaning of
Section 2(11) of the Securities Act of 1933, and any commissions received by those broker-dealers or any profit on the resale of the common units sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. The selling unitholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against specified liabilities, including liabilities arising under the Securities Act.

         Because selling unitholders may be deemed "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling unitholders may be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling unitholders that the anti-manipulation provisions of Regulation M promulgated under the Securities Exchange Act of 1934 may apply to their sales in the market.

         Selling unitholders also may resell all or a portion of the common units in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of Rule 144.

         Upon notification to us by a selling unitholder that any material arrangement has been entered into with a broker-dealer for the sale of common units through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

         o the name of each such selling unitholder and of the participating broker-dealer(s),

         o  the number of common units involved,

         o  the initial price at which such common units were sold,

         o the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable,

         o that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

         o  other facts material to the transactions.

                  DISCLOSURE OF SEC POSITION ON INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

         Under the partnership agreement, in most circumstances, we will indemnify the following persons, by reason of their status as such, to the fullest extent permitted by law, from and against all losses, claims or damages arising out of or incurred in connection with our business:

         o  our general partner;

         o  any departing general partner;

         o any person who is or was an affiliate of our general partner or any departing general partner;

         o any person who is or was a member, partner, officer, director, employee, agent or trustee of our general partner, any departing general partner or the operating partnership or any affiliate of a general partner, any departing general partner or the operating partnership; or

         o any person who is or was serving at the request of a general partner or any departing general partner or any affiliate of a general partner or any departing general partner as an officer, director, employee, member, partner, agent, fiduciary or trustee of another person.

         Our indemnification obligation arises only if the indemnified person acted in good faith and in a manner the person reasonably believed to be in, and not opposed to, our best interests. With respect to criminal proceedings, the indemnified person must not have had reasonable cause to believe that the conduct was unlawful.

         Any indemnification under these provisions will be only out of our assets. The general partner will not be personally liable for the indemnification obligations and will not have any obligation to contribute or loan funds to us in connection with it. Our partnership agreement permits us to purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under the partnership agreement.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                       WHERE YOU CAN FIND MORE INFORMATION

         We have filed with the SEC a registration statement on Form S-3 with respect to this offering of our common units. This prospectus only constitutes part of the registration statement and does not contain all of the information set forth in the registration statement, its exhibits, and its schedules.

         We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms. Please call the SEC at 1-800-SEC-0330 for additional information on the public reference rooms.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The SEC allows us to "incorporate by reference" the information we file with it. This means that we can disclose important information to you by referring to these documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information.

         We incorporate the following documents by reference in this prospectus:

         o our Annual Report on Form 10-K for the fiscal year ended December 31, 2001;

         o our Quarterly Reports on Form 10-Q for the three months ended March 31, 2002 and June 30, 2002;

         o our Current Reports on Form 8-K filed on January 22, 2002, May 15, 2002 and August 1, 2002; and

         o future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until all of the common units offered by the selling unitholders have been sold.

         You may obtain a copy of these filings without charge by writing or calling us at:

                               Investor Relations
                          Atlas Pipeline Partners, L.P.
                                 311 Rouser Road
                                  P.O. Box 611
                        Moon Township, Pennsylvania 15108
                                 (412) 262-2830

         You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer to sell these securities or soliciting an offer to buy these securities in any state where the offer or sale is not permitted. You should not assume that the information in this prospectus or the documents we have incorporated by reference is accurate as of any date other than the date on the front of those documents.

                                  LEGAL MATTERS

         The validity of the common units will be passed upon for us by Ledgewood Law Firm, P.C., Philadelphia, Pennsylvania.

                                     EXPERTS

         The consolidated financial statements of Atlas Pipeline Partners, L.P. and subsidiaries as of and for the years ended December 31, 2001 and 2000 have been incorporated by reference in this prospectus in reliance upon the reports of Grant Thornton LLP, independent certified public accountants, upon the authority of such firm as experts in accounting and auditing.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the common units offered hereby, but only under the circumstances and in the jurisdictions where it is lawful to do so.



                     TABLE OF CONTENTS

Our Company.....................................1
Description of Our Common Units.................2
Our Partnership Agreement.......................4
Tax Considerations.............................26
Use of Proceeds................................45
Selling Unitholders............................45
Plan of Distribution...........................45
Disclosure of SEC Position
  on Indemnification...........................47
Where You Can Find Additional
  Information..................................48
Incorporation of Certain Documents
  by Reference.................................48
Legal Matters..................................48
Experts........................................49



                              108,159 Common Units


                          ATLAS PIPELINE PARTNERS, L.P.


                              Representing Limited
                                Partner Interests


                               _____________, 2002

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

         Set forth below are the expenses expected to be paid by Atlas Pipeline in connection with the issuance and distribution of the securities registered hereby. The selling unitholders will not pay any portion of these expenses. With the exception of the Securities and Exchange Commission registration fee and the Amex listing fee, the amounts set forth below are estimated:


 Securities and Exchange Commission registration fee.....................$     0
 AMEX listing fee........................................................$ 2,163
 Printing and engraving expenses.........................................$ 5,000
 Legal fees and expenses.................................................$10,000
 Accounting fees and expenses............................................$ 5,000
 Transfer agent and registrar ...........................................$ 1,000
 Miscellaneous...........................................................$ 1,000


 TOTAL ..................................................................$24,163

Item 15. Indemnification of Directors and Officers

         The section of the prospectus entitled "Disclosure of SEC Position on Indemnification for Securities Act Liabilities" is incorporated herein by this reference. Subject to any terms, conditions or restrictions set forth in the Partnership Agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other person from and against all claims and demands whatsoever.

         As permitted by Section 102(b)(7) of the Delaware General Corporation Law, the bylaws of Atlas America and Resource America, provide that their officers and directors (including those who act at its request as officers of and directors of subsidiaries) shall not be personally liable to the corporations or their stockholders for monetary damages for breach of fiduciary duty, except for liability (i) for any breach of their duty of loyalty, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, relating to prohibited dividends or distributions or the repurchase or redemption of stock, or (iv) for any transaction from which the director or officer derives an improper personal benefit. In addition, the bylaws of Atlas America, Resource Energy and Viking Resources provide for indemnification of their officers and directors to the fullest extent permitted under Delaware law, including indemnification for their service as officers and directors of subsidiaries.

         Substantially the same provisions regarding indemnification are contained in the limited liability company agreement of the general partner.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Atlas America, Resource America or Atlas Pipeline Partners GP, LLC pursuant to the foregoing provisions, or otherwise, Atlas America, Resource America, Atlas Pipeline and Atlas Pipeline Partners GP, LLC have been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

         Resource America, the corporate parent of Atlas America, Resource Energy and Viking Resources and indirect corporate parent of Atlas Pipeline Partners GP, LLC, maintains directors' and officers' liability insurance against any actual or alleged error, misstatement, misleading statement, act, omission, neglect or breach of duty by any director or officer of itself or any direct or indirect subsidiary, excluding certain matters including fraudulent, dishonest or criminal acts or self-dealing.

Item 16. Exhibits and Financial Statements Schedules

         (a) Exhibits:

         3.1*     Amended and Restated Agreement of Limited Partnership of Atlas Pipeline Partners, L.P.
         3.2*     Certificate of Limited Partnership of Atlas Pipeline Partners, L.P.
         4.1*     Form of common unit certificate
         5.1      Opinion of Ledgewood Law Firm, P.C. as to the legality of the securities being registered
         8.1**    Opinion of Ledgewood Law Firm, P.C. relating to tax matters
         23.1     Consent of Grant Thornton LLP
         23.2     Consent of Ledgewood Law Firm, P.C. (contained in Exhibits 5.1 and 8.1)
         24.1     Powers of Attorney (included on the signature page to this registration statement)

-----------------------
* Previously filed as exhibits to the Registration Statement on Form S-1 (Registration No. 333-85193) on November 23, 1999 and January 28, 2000.
** Previously filed as an exhibit to this Registration Statement on July 10, 2002.

         (b) Financial Statement Schedules

All financial statement schedules are omitted because the information is not required, is not material or is otherwise included in the financial statements or related notes thereto.

Item 17. Undertakings

         The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (ss.230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and the registrant has duly caused this registration statement to be signed on its behalf of the undersigned, thereunto duly authorized, in Moon Township, Pennsylvania, on August 26, 2002.



                     ATLAS PIPELINE PARTNERS, L.P.

                     By:  Atlas Pipeline Partners GP, LLC, its General Partner

                         By:  /s/ Michael L. Staines
                              ------------------------------------------------
                         Michael L. Staines
                         President, Chief Operating Officer and Secretary


                         /s/ Michael L. Staines
                         -----------------------------------------------------
                         Michael L. Staines, individually and as
                         attorney-in-fact for
                             Edward E. Cohen
                             Jonathan Z. Cohen
                             Nancy J. McGurk
                             George C. Beyer
                             William R. Bagnell
                             Tony C. Banks
                             Murray S. Levin